Exhibit 3

Deerfield Mgmt IV, L.P.

Deerfield Management Company, L.P.

Deerfield Private Design Fund IV, L.P.

345 Park Avenue South

New York, NY 10010

September 4, 20241

Special Committee of Independent Directors

Singular Genomics Systems, Inc.

3010 Science Park Road

San Diego, CA 92121

Re:	Non-Binding Indication of Interest

Dear Special Committee of Independent Directors (the “Special Committee”) of Singular Genomics Systems, Inc. (the “Company”):

As you know, Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P. and Deerfield Private Design Fund IV, L.P. (together with their affiliated investment funds and persons, collectively, “Deerfield”, “we” or “our”) currently beneficially own approximately 6.70% of the issued and outstanding shares of common stock of the Company, not taking into account the 250,000 shares of common stock issuable upon conversion of shares of Series A Common Stock Equivalent Convertible Preferred Stock of the Company that are held by Deerfield, subject to a 4.9% beneficial ownership limitation. On behalf of Deerfield, we are pleased to present this non-binding proposal (this “Proposal”) for the acquisition through a special purpose vehicle established by Deerfield of all of the outstanding shares of common stock (the “Common Shares”) of the Company not already owned by Deerfield or any other stockholders or members of management that we invite to “rollover” their current equity shares, as outlined below.

We believe that the potential transaction (the “Transaction”) detailed in this Proposal would offer the Company’s public stockholders a highly attractive opportunity to de-risk their investment by obtaining immediate liquidity and certainty of value. Following the Transaction, the Company and its management team would be able to focus their resources on the Company’s business, without the expenses, ongoing disclosure obligations, scrutiny of quarterly results and other burdens associated with being a publicly traded company.

1 Although the letter bore the date of September 4, 2024, the submission of the Proposal was authorized by Deerfield, and this letter was executed and submitted to a representative of the Special Committee, on September 5, 2024.

The key terms of the Proposal are as follows:

1.	Purchase Price: We are prepared to offer $10.00 per share in cash to acquire 100% of the Common Shares. This price per share represents a premium of nearly 60% to the closing stock price of $6.28 per share as of September 3, 2024.

2.	Rollover: We contemplate inviting other major stockholders to rollover their Common Shares into the combined company and support the Transaction, and we also anticipate that existing management holders of Common Shares (including any members of the Special Committee) would have a desire to participate in the rollover. Our expectation is that, in total, holders of over 50% of the outstanding Common Shares would rollover into the combined company.

3.	Financing: The Transaction would be fully financed by committed equity financing and not be subject to any financing condition.

4.	Timing and Due Diligence: Our goal would be to consummate the Transaction as quickly as possible, subject to obtaining stockholder approval and satisfaction of other customary closing conditions, and we, together with our advisors, are prepared to devote the necessary time and resources to efficiently complete due diligence required to close the Transaction.

5.	Merger Agreement: We are ready to work expeditiously to negotiate and finalize a mutually satisfactory definitive agreement.

6.	Expenses: Each party will be responsible for its own legal, accounting, advisor and other fees and expenses related to the negotiation, execution and consummation of the Transaction and the preparation and negotiation of all agreements related thereto.

In furtherance of the Proposal, we expect to engage in communications and discussions with the Company, members of the Special Committee and, with the permission of the Special Committee, management of the Company, other current or prospective stockholders of the Company, potential co-investors and financing sources (including current or potential investors in funds managed by Deerfield), investment and financing professionals, industry analysts and other knowledgeable industry or market observers and participants, and other interested parties regarding the Transaction and/or the matters set forth in this letter (this “Letter”), and may exchange information with such persons pursuant to appropriate confidentiality or similar agreements.

We recognize that the Special Committee, with the assistance of its legal and financial advisors, will consider the Proposal carefully and make a recommendation to the Board of Directors of the Company. We will not move forward with the Transaction (or any similar transaction) unless it is recommended to the Board by the Special Committee and thereafter approved by the Board.

To demonstrate our commitment to the Transaction we are prepared to invest significant time and resources to move swiftly to consummate the Transaction, subject to entry into an agreement granting Deerfield exclusivity and a mutually agreeable non-disclosure agreement with respect to the information to be made available in our discussions. Prior to moving forward with this Proposal, we will send you an exclusivity agreement and will either send you a non-disclosure agreement for execution or review and consider the Company’s preferred form thereof.

This Letter constitutes an expression of interest only, and we reserve the right to withdraw or modify it in any manner. This Letter does not include or constitute a binding offer to acquire the Company or any securities or assets of the Company, or a proposal of definitive terms for any transaction. Please be advised that we intend to file with the Securities and Exchange Commission, within five (5) business days of delivery of this Letter a Schedule 13D, which will disclose this Proposal and include a copy of this Letter.

If you have any questions about this Proposal, please feel free to contact our counsel Mark Wood at Katten Muchin Rosenman LLP at 312-902-5493 We appreciate the opportunity to provide this Proposal and look forward to working with you on the Transaction.

* * * * *

Very truly yours,

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC
Its:	General Partner

By:	/s/ David J. Clark
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD MGMT IV, L.P.

By:	J.E. Flynn Capital IV, LLC
Its:	General Partner

By:	/s/ David J. Clark
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By:	Deerfield Mgmt IV, L.P.
Its:	General Partner

By:	J.E. Flynn Capital IV, LLC
Its:	General Partner

By:	/s/ David J. Clark
Name:	David J. Clark
Title:	Authorized Signatory

4